

Mail Stop 7010

November 2, 2007

David M. Shear, Esq.
Senior Vice President and General Counsel
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> **Re:** **LSB Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on October 19, 2007**
> **File No. 333-145721**

Dear Mr. Shear:

We have limited our review of your filing to those issues we have addressed in our comments.

Selling Security Holders, page 37

1. We note your disclosure that some of the selling shareholders and/or their affiliates held short positions in your common stock as of September 30, 2007. Please indicate the size of the short positions. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website, and revise your disclosure in the Plan of Distribution section accordingly.

Exhibit 5.1 – Legal Opinion

2. Since the company is incorporated in Delaware and the indenture and related debentures are governed by New York law, the legal opinion cannot be limited to Oklahoma law. Please revise.

As appropriate, please amend your filing in response to these comments. Please direct questions to Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Irwin H. Steinhorn, Esq.
        Conner & Winters, LLP
        1700 One Leadership Square
        211 North Robinson
        Oklahoma City, Oklahoma 73102